EXHIBIT 12.1

STATEMENT REGARDING COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended March 31,					Six Months Ended
	2001	2002	2003	2004	2005	October 3, 2004	October 2, 2005
	(In thousands)
Earnings:
Income before income taxes	$31,721	$(3,717)	$(4,479)	$5,202	$18,263	$7,452	$13,465
Fixed charges:
Interest expense	35,243	27,869	28,442	27,328	26,299	13,514	12,708
Deferred financing fees amortization	1,086	1,512	3,566	1,528	1,321	675	641
Interest portion of rental expense	510	323	311	359	372	186	190

	$68,560	$25,987	$27,840	$34,417	$46,255	$21,827	$27,004

Fixed charges:
Interest expense	$35,243	$27,869	$28,442	$27,328	$26,299	$13,514	$12,708
Deferred financing fees amortization	1,086	1,512	3,566	1,528	1,321	675	641
Interest portion of rental expense	510	323	311	359	372	186	190

	$36,839	$29,704	$32,319	$29,215	$27,992	$14,375	$13,539

Ratio of earnings to fixed charges	1.9	0.9	0.9	1.2	1.7	1.5	2.0